SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)

                         ALLERGY IMMUNO TECHNOLOGIES, INC.
                                  -------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                                  -------------
                         (Title of Class of Securities)

                                   018498-10-5
                                  -------------
                                 (CUSIP Number)

                             Michael Spadaccini, Esq.
                             731 9th Avenue, Suite E
                               San Diego, CA 92101
                                  619.501.3825
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 30, 2002
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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  (1)     Name of Reporting Person

          LDM HOLDINGS, INC.

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  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
                                                                    (b)   [ ]

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  (3)     SEC Use Only

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  (4)     Source of Funds

               OO
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  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e) [ ]

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  (6)     Citizenship or Place of Organization

               DELAWARE
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                       (7)     Sole Voting Power
  Number of                      -13,350,000- SHARES OF COMMON STOCK
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       -0- SHARES OF COMMON STOCK
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     -13,350,000- SHARES OF COMMON STOCK
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               -13,350,000- SHARES OF COMMON STOCK
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [ ]

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 (13)     Percent of Class Represented by Amount in Row (11)

               74.25%
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 (14)     Type of Reporting Person

               CO
ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Allergy Immuno Technologies, Inc., a Delaware corporation ("Allergy" or the "Company"). The Company's principal executive offices are located at 8540 Cinder Bed Road, Suite 300, Newington, VA 22122

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) and (f). This statement is filed by LDM Holdings, Inc., a Delaware corporation ("LDM"). LDM's business office is located at 12472 Lake Underhill Road, Suite 272, Orlando, FL 32828. LDM's principal business is to acquire shares of Allergy, and to develop operations for Allergy.

Information as to each of the executive officers and directors of LDM is set forth herein. Each of such persons described herein is a citizen of the United States.

Lou Marrero is the President and sole director of LDM. Mr. Marrero's residence address is 12013 Lake Cypress Cir. Apt. 106, Orlando, FL 32828. Mr. Marrero's present principal occupation is president & CEO of Omnics International Corp., with a principal business address of 8540 Cinder Bed Rd. Ste. 300, Newington, VA 22122. Virginia Marrero serves as Secretary of LDM. Virginia Marrero is Lou Marrero's wife, and shares his residence address. Mrs. Marrero is not employed by any company or person other than LDM.

Mr. Dean Martin is the Vice President and Treasurer of LDM. Mr. Martin's business address is 20464 Chartwell Center Drive, PO Box 2007, Cornelius, N.C. 28031. Dean Martin's present principal occupation is serving as president of D. Martin Enterprises.

(d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named herein, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named herein, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

LDM Holdings, Inc. purchased 13,350,000 shares of the Company's voting common stock from Biomerica, Inc. The Shares represent 74.25% of the outstanding voting shares of Allergy. The sale of the shares took place on May 30, 2002. LDM Holdings paid $212,500.00 in cash and received the shares and a promissory obligation from Allergy to Biomerica in the amount of $225,282. LDM also paid $37,500.00 in escrow fees and finder's fees in connection with the purchase of the Allergy shares. LDM borrowed $300,000.00 from Omnics International Corporation in order to make the purchase. Please see Item 4 for more information on the relationship between Omnics and LDM.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction underlying LDM's purchase of 13,350,000 shares of Allergy is to ultimately transform Allergy from a non-operating blank check company into an operating company. LDM's principals also own and operate Omnics International Corporation, a Florida-based company that manufactures an omni-direction wheel that has application to wheelchairs, robotics, forklifts, and any other device requiring or benefiting from increased mobility.

The management of LDM, since the purchase of the shares in Allergy, has accepted positions on the board of directors of Allergy. The board of directors of Allergy, prior to the LDM's purchase of Allergy shares, was populated by four directors: Dr. Robert Orlando, Zackary Irani, Janet Moore, and Susan Irani. On June 6, 2002, these four directors resigned from Allergy's board concurrently with the appointment of three new board members: Lou Marrero, Dean Martin, and John Peca. Soon thereafter, on June 18th, the board increased the membership of Allergy's board to five persons, and appointed C. Edward Poteat and Philip S. Hoffman.

Allergy's new management plans within the next 30 days to either (i) acquire the omni-directional wheel technology currently owned by Omincs International Corporation, or (ii) acquire the Omnics International Corporation outright. The purpose of either plan would be to bring the exploitation and development of the omni-directional wheel technology and its operations under Allergy. Both plans are presently under consideration by accountants and by counsel.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the date hereof, LDM owns 13,350,000 shares, which represents 74.25% of the outstanding shares of Allergy.

(c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

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                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2002

                                     LDM HOLDINGS, INC.



                                     By: /s/ Dean Martin
                                     ----------------------------------------
                                     Name: Dean Martin
                                     Its:  Authorized Signatory